SOLARFUN SECURES RMB400 MILLION CREDIT FACILITY WITH BANK OF SHANGHAI

SHANGHAI, China, September 3, 2009 -- Solarfun Power Holdings Co., Ltd. (“Solarfun” or “the Company”) (NASDAQ:SOLF), a vertically integrated manufacturer of silicon ingots and photovoltaic (PV) cells and modules in China, today announced that Jiangsu Linyang Solarfun Co., Ltd., a wholly owned subsidiary of Solarfun, has secured a credit facility in the amount of RMB400 million from Bank of Shanghai, of which RMB300 million will be in the form of a 3-year loan.

Peter Xie, President of Solarfun, commented, “The additional credit facility provided by Bank of Shanghai gives us greater flexibility as we continue to execute on our growth strategy and will also allow us to utilize our resources to support our customers’ in terms of project financing. We are pleased to partner with Bank of Shanghai, especially during a time when many companies are facing difficulties in securing access to credit, and greatly appreciate Bank of Shanghai’s confidence in the future of Solarfun.”

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots, PV cells and PV modules, and provides PV module processing services to convert PV cells into PV modules. Solarfun produces both monocrystalline and multicrystalline silicon cells and modules. Solarfun sells its products both through third-party distributors, OEM manufacturers and directly to system integrators. Solarfun was founded in 2004 and its products have been certified to meet TUV and UL safety and quality standards.   SOLF-G
http://www.solarfun.com.cn

About Bank of Shanghai

Bank of Shanghai is a commercial bank based in Shanghai, China that was established on December 29, 1995.

For further information, contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs
V.P. Strategic Planning
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel:  86 21-6393-8206 / Mobile:  86 138 1612 2768
E-mail: IR@solarfun.com.cn

Christensen

Kathy Li
Tel:  480 614 3036
E-mail:  kli@ChristensenIR.com

Roger Hu
Tel:  852 2117 0861
E-mail:  rhu@ChristensenIR.com